COLUMBIA ETF TRUST I

225 Franklin Street

Boston, MA 02110

April 29, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE             Columbia ETF Trust I

Columbia Sustainable Global Equity Income ETF

Columbia Sustainable International Equity Income ETF

Columbia Sustainable U.S. Equity Income ETF

Columbia Sustainable U.S. Growth ETF

Registration Statement on Form N-1A File Nos. 333-209996 and 811-22736

Dear Ms. Hahn,

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on April 6, 2016 for the above-referenced Registration Statement (Filing) filed by and on behalf of Columbia ETF Trust I (Registrant). Please note, the initial Registration Statement was filed on behalf of the four ETFs referenced above; however, we have determined to not move forward at this time with Columbia Sustainable U.S. Growth ETF and therefore it will be removed from further filings.

General

Comment 1:	We note that many portions of the registration statement are incomplete and contain brackets or other generic placeholders. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:	Understood.

Comment 2:	We note that the Trust has not yet received exemptive relief from the Commission to offer and sell shares of an exchange-traded fund, including an ETF that may be self-indexed. Until registrants receive their exemptive order from the Commission, the registration statement should indicate that registrants do not yet have an order permitting them to offer and sell shares of exchange-traded funds, including permission to self-index.

Response:	The following disclosure has been added to each Fund’s prospectus and the Statement of Additional Information (SAI):

“The Trust has not yet received exemptive relief from the Securities and Exchange Commission to offer and sell shares of passively managed ETFs.”

Comment 3.	Please confirm to the Staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s exemptive application, and that it will be updated to reflect any changes in an amended application. Specifically, confirm that the exemptive application fully discusses the non-index management strategies to be used by the Trust, including the use of derivatives.

Response:	The disclosure in the registration statement is consistent with the Trust’s exemptive application, and the registration statement will be updated to reflect any changes in an amended application. We confirm that the exemptive application fully discusses the non-index management strategies to be used by the Trust, including the use of derivatives.

Comment 4.	For each Fund, please describe the benchmark index in greater detail; we view the current disclosure as materially deficient because it does not adequately describe each index.

Response:	We have revised each Fund’s underlying benchmark index (each, an Index) disclosure within the Fund’s Principal Investment Strategies so as to provide greater detail about each Index.

We note in this regard that each Index is owned and calculated by MSCI Inc. (MSCI or the Index Provider). Each Index is comprised of a subset of the securities of an existing, published MSCI index (each, a MSCI Parent Index). Securities from a MSCI Parent Index are selected for inclusion (and weighted) in an Index using a systematic, rules-based multi-factor methodology applied by MSCI, as described the Funds’ revised Principal Investment Strategies. We further note that each Index’s name has been revised to replace “Columbia” with “Beta Advantage” given the smart beta approach to Index construction applied by MSCI.

Comment 5.	Since each Fund’s name includes the word “Sustainable,” please discuss what elements relate to “sustainability”. We note, in general, “sustainability” can apply to a number of general and industry-specific criteria related to corporate, economic, environmental and social performance measures.

Response:	The term “Sustainable” in each Fund’s name takes into consideration that MSCI screens companies for sustainability through the application of its Environmental, Social and Governance (ESG) rating methodology that is designed to exclude companies with unfavorable corporate ESG practices.

Comment 6.	Columbia Sustainable Global Equity Income ETF and Columbia Sustainable International Equity Income ETF include the term “global” and “international” in their fund names. Please expressly describe how each fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Response:	The Principal Investment Strategies of the Global Fund and the International Fund have been revised to present, respectively, the “global” and “international” nature of their investments.

Columbia Sustainable Global Equity Income ETF prospectus

Fees and Expenses of the Fund (p. 3)

Comment 7.	Please provide the fee table for each Fund as required by Item 3 of Form N-1A.

Response:	The prospectus of each Fund includes a revised fee table.

Principal Investment Strategies (pp. 3-4)

Comment 8.	We note that the placeholders in the registration statements refer to “Parent Index” and “Unaffiliated Index Provider” and indicate that there will be concentration in certain unnamed sectors/industries. However, the discussion of the investment objective suggests that the Fund will track an affiliated index, the Columbia Sustainable Global Equity Income 200 Index. Please remove any disclosure suggesting that the index provider is not affiliated with the Fund or the Investment Manager.

Response:	Please see our response to Comment 4 above. The Index Provider (MSCI Inc.) is not affiliated with the Trust, the Funds or Columbia Management Investment Advisers, LLC (the Funds’ Investment Manager). Note further that we have revised the Index names to replace the term “Columbia” with “Beta Advantage”.

Comment 9.	Please generally describe the types of securities included in the benchmark index. The name of the fund suggests that the component securities will principally be foreign equity securities, yet it is unclear from the Item 4 disclosure what types of securities the Fund will be investing in and whether the methodology applied by the index provider will concentrate holdings in a particular sector.

Response:	Each of the Fund’s Principal Investment Strategies has been revised to describe the types of securities included in its Index. The methodology applied by MSCI with respect to Index construction (for all Funds) is not designed to concentrate holdings in a particular sector. As such, with regard to Comment 20 below, Sector Risk has been removed from each Fund’s Principal Risks.

Comment 10.	Supplementally, please provide additional information regarding the “Columbia Beta Advantage” strategy referenced in the discussion of investment strategies and a description of the methodology used to determine the component securities of the Columbia Sustainable Global Equity Income 200 Index. If available, supplementally, please provide a list of the component securities of the Index.

Response:	Discussion of the “Columbia Beta Advantage” strategy has been removed from the Funds’ registration statement. The Columbia Beta Advantage Strategy is essentially input provided by the Investment Manager to MSCI with respect to the development of the Indexes, which are owned, calculated and published by MSCI. The Columbia Beta Advantage Strategy is discussed in index methodology materials produced by MSCI and that have been provided supplementally to you, Ms. Hahn. This material includes a description of the methodology used to determine the component securities of the Index for each of the Global Fund, International Fund, and Columbia Sustainable U.S. Equity Income ETF (Index Methodology Documents). Index Methodology Documents in respect of all three Funds will be made publicly available at MSCI’s website in connection with Fund launch.

In addition, a list of the component securities of the Index for the Global Fund as of March 1, 2016 has been supplementally provided to you, Ms. Hahn.

Comment 11.	Please explain in plain English the Columbia Beta Advantage strategy, and how it will be applied by the index provider to construct the benchmark index.

Response:	Please see our response to Comment 10.

Comment 12.	In the first paragraph of this section, you state that “The Index typically contains 200 stocks and is published under the Bloomberg ticker symbol [ ].” Please clarify whether information regarding the Index may be obtained via Bloomberg or elsewhere. We note that under the terms of the Commission’s exemptive orders related to ETFs, a self-indexed ETF generally is required to have daily portfolio transparency.

Response:	Information regarding the Indexes will be published by Bloomberg, as provided by MSCI.

We are aware of and understand the terms of the Commission’s exemptive orders relating to the requirement that self-indexed ETFs have daily portfolio transparency.

Comment 13.	On page 3, you state that Ameriprise Financial, Inc. is currently included in the index. Supplementally, please confirm the accuracy of this statement.

Response:	So confirmed.

Comment 14.	Please revise the discussion of the use of derivatives, which should be tailored specifically to how the Fund expects to be managed. Similarly, with respect to the discussion of risks related to the use of derivatives by the Fund, the disclosure should not be of generic risks associated with each derivative type. See, letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Response:	At the current time, derivatives are not anticipated to be a principal investment strategy of the Funds. Accordingly, discussion of derivatives has been removed from each of the Funds’ Principal Investment Strategies and Principal Risks.

Principal Risks (pp. 4-8)

Comment 15.	Please consider including a discussion of the risk that there can be no assurance an active trading market for the Fund’s shares may be established or maintained by market makers or authorized participants, particularly in times of stressed market conditions. If true, please state that there is no obligation of market makers to make a market in the Fund’s shares or of authorized participants to submit purchase or redemption orders for creation units.

Response:	The requested revisions have been made within the as-filed “Trading Risk” (which has been re-titled to “Trading/Listing Risk”).

Authorized Participant Concentration Risk (pp. 4-5)

Comment 16.	Please disclose the risk that, in times of market stress, market makers or authorized participants may step away from their roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF’s shares and the underlying value of those shares.

Response:	The requested revisions have been made within “Authorized Participant Concentration Risk” and the re-titled “Trading/Listing Risk”.

Changing Distribution Level Risk (p. 5)

Comment 17.	Please explain why the Fund “may not be able to pay distributions.”

Response:	The Fund may be unable to pay distributions if it has not received any income/dividends from underlying investments. This Risk disclosure has been revised to clarify as much.

Correlation/Tracking Error Risk (p. 5)

Comment 18.	Supplementally, please confirm that the disclosure regarding the Fund’s tracking error risks complies with the terms of Trust’s exemptive application and will comply with the Trust’s exemptive order when issued.

Response:	So confirmed.

New Fund Risk (p. 7)

Comment 19.	Please revise this section to clarify that the Fund is not a mutual fund and to clarify that the Fund’s investment strategy involves the passive investment strategy of replicating a benchmark index.

Response:	The requested disclosure has been revised accordingly.

Sector Risk (p. 8)

Comment 20.	We note that the discussion of principal investment strategies states on page 4, in the fourth full paragraph: “As of the date of this Prospectus, the Fund anticipates that it will have significant exposure to the sector/industry.” Please revise the discussion of sector risk to specifically address the concentration policy identified on page 4.

Response:	Please see our response to Comment 9. Sector Risk has been removed from the Funds’ Principal Risks.

Purchase and Sale of Fund Shares (p. 8)

Comment 21.	Please clarify that the “in-kind basket of securities” used to issue and redeem creation units will consist of portfolio securities included in the Fund’s underlying index.

Response:	While it is expected that creation units will be issued and redeemed for an in kind basket of securities that consist of the portfolio securities included in a Fund’s Index, the Funds’ 20% asset policy, per the Commission’s typical exemptive relief (which is reflected in our application for exemptive relief), allows the Funds to hold securities and other instruments not included in the Index. As such, the in-kind basket of securities could potentially consist of securities not included in an Index.

More Information About the Fund (pp. 10-16)

Comment 22.	Item 9 of Form N-1A states that the discussion in the prospectus must expand on the disclosure in Item 4 and cannot be substantially the same. Please revise this section consistent with Item 9 of Form N-1A and IM Guidance 2014-08, particularly with respect to the discussion of principal risks of investing in the Fund, which repeats much of the Item 4 discussion verbatim.

Response:	The Item 4 disclosure relating to the Funds’ Principal Investment Strategies have been summarized relative to the Item 9 Principal Investment Strategies discussion. We have made revisions to the Funds’ Principal Risks as well and believe that such disclosure is consistent with Form N-1A and Staff guidance.

Additional Investment Strategies and Policies (pp. 17-20)

Transactions in Derivatives (p. 18)

Comment 23.	Please move all discussion of derivatives in the prospectus to the same place, and review the disclosure for accuracy since it suggests that the Fund may invest in derivatives indirectly through “underlying investments.”

Response:	In light of the removal of derivatives (and related disclosure) from the Funds’ Principal Investment Strategies and Principal Risks (see response to Comment 14 above), the discussion “Transactions in Derivatives” is the sole discussion of derivatives in the Funds’ prospectuses. We have reviewed this disclosure and revised it to remove reference to the Funds investing indirectly in derivatives through underlying investments. This disclosure is included to provide investors with certain information about a Fund’s ability to enter into certain derivatives transactions even if the use of derivatives in general or the use of specific types of derivatives is not expected to be a principal investment strategy.

Investing in Affiliated Funds (p. 18)

Comment 24.	Please clarify whether the Fund intends to invest in affiliated funds as suggested by the section heading. If the Fund intends to invest in affiliated funds, please explain the extent to which the Fund intends to make such investments and add a line for acquired fund fees and expenses in the fee table.

Response:	The Funds do not currently expect to invest in affiliated funds but for perhaps affiliated money market funds for the anticipated purpose of investing cash on a short term basis. The section name “Investing in Affiliated Funds” has been revised (as marked here: “~~Investing in~~ Affiliated Funds Investing in the Fund”) to clarify that this discussion relates primarily to the Fund being available for investment to affiliated funds.

Fee Waiver/Expense Reimbursement Arrangements (p. 20)

Comment 25.	If the Investment Manager is waiving fees as indicated in this section, please revise the fee table accordingly and add a footnote discussing the fee waiver/expense reimbursement agreement which must remain in effect for at least one year after the effective date of the registration statement.

Response:	The fee table has been revised accordingly.

Section 12(d)(1) Information (p. 20)

Comment 26.	Supplementally, please explain why the disclosure in this section is necessary or delete it from the prospectus.

Response:	We have determined to move this disclosure from the prospectuses to the SAI.

The Investment Manager (p. 20)

Comment 27.	Supplementally, please confirm the accuracy of this section which suggests the Fund is operating more like an actively-managed mutual fund rather than a passive index-based ETF.

Response:	The disclosure within this section has been revised to clarify that the Funds are passive, indexed-based ETFs.

Comment 28.	If the Fund or the Investment Manager will pay a licensing fee for the benchmark index, please add appropriate disclosure regarding the arrangement.

Response:	The requested disclosure has been added.

Other Roles and Relationships of Ameriprise Financial and its Affiliates (p. 22)

Comment 29.	Please consider moving this section to the Statement of Additional Information since this level of detail regarding the investment manager is not required in the Fund’s prospectus by Item 10 of Form N-1A.

Response:	We have considered such request and have determined to continue to include this disclosure despite it not being required.

Certain Legal Matters (p. 22)

Comment 30.	Please consider moving this section to the Statement of Additional Information since this level of detail regarding Ameriprise Financial is not required in the Fund’s prospectus by Item 10 of Form N-1A.

Response:	We have considered such request and have determined to continue to include this disclosure despite it not being required.

Buying and Selling Fund Shares (p. 27)

Comment 31.	Because an ETF sells and redeems shares only in creation unit aggregations, the detailed discussion of buying and selling shares with the Fund in the prospectus may be confusing for investors. Please delete disclosure regarding transactions directly with the Fund as well as market timing, or explain supplementally its relevance.

Response:	We discussed this Comment 31, as it pertains to transactions directly with a Fund, with the Funds’ proposed administrator and distributor, as well as internally, with external counsel and industry colleagues, many of whom are accustomed to (or otherwise expressed a preference for) the inclusion of such disclosure in a fund’s prospectus. We would like to further observe the ETF landscape in this regard, including over the course of the Funds’ first year of investment operations to assess investor experience in this regard. As such, we prefer to include this disclosure in the prospectus at Fund launch.

The Funds believe it is important to disclose within their prospectuses that the Board of the Trust has determined to not adopt policies and procedures designed to prevent or monitor for frequent purchases and redemptions of the Funds’ shares. Since passively managed ETFs would be a new product offering within the Columbia family of funds (which is primarily comprised of traditional mutual funds), which generally have a policy to monitor for frequent purchases and redemptions, the Funds believe that not having a similar policy should be disclosed in the Funds’ prospectuses.

Determination of Net Asset Value (p.28)

Comment 32.	Please revise this section to discuss the Fund’s intraday indicative value rather than net asset value since the Fund is an ETF, and will not redeem individual shares at NAV.

Response:	We have revised this section to discuss the intraday indicative value (IIV), but have determined to leave in the discussion of Determination of Net Asset Value because the Funds believe it is helpful to investors in understanding the IIV, discussion of which references the Fund NAV.

Statement of Additional Information

Comment 33.	Please review the SAI generally for accuracy since certain sections are not relevant to the Funds being offered by the registration statement. For example, the Distribution and/or Servicing Plan discussion on pages 74-75 would be relevant for a mutual fund but is inapplicable to an ETF.

Response:	We have reviewed the SAI in this regard per your request and made changes accordingly. We have determined to leave in the discussion of the Distribution and/or Servicing Plan as the Board of the Trust has approved a 12b-1 plan for the Funds, albeit there are no current plans to impose such fees.

Non-fundamental Policies (p. 8)

Fund Index (p. 8)

Comment 34.	You state at the end of the first paragraph of this section that “a Fund may specify an index for itself that is ‘leveraged’ or proprietary.” Please confirm that the exemptive relief the Trust is seeking from the Commission would permit it to offer a leveraged ETF or delete this statement.

Response:	This disclosure has been removed.

About Fund Investments (pp. 11-69)

Comment 35.	Please review the laundry list of Fund Investments and related risks presented in the SAI for accuracy. Since each Fund is going to try and replicate a benchmark equity index, it is unlikely that any Fund will be able to invest in certain of the securities listed such as municipal securities, mortgage-backed securities or sovereign debt.

Response:	We have reviewed the section About Fund Investments and made changes accordingly to the sub-sections Types of Investments and Information Regarding Risks.

Expense Limitations (p. 75)

Comment 36.	Please delete the last sentence before this table which suggests that expenses and fees were reimbursed for the last three fiscal periods.

Response:	The disclosure has been revised accordingly.

Taxation (pp. 101-112)

Comment 37.	Please review this section to ensure that disclosure is relevant for the ETFs currently being offered by the Fund. For example, we note that there is a discussion of MLPs which we assume will not be an investment of any of the ETFs being offered by the registration statement.

Response:	We have reviewed this disclosure for relevancy and have determined to consider changes thereto after the Funds have completed their first fiscal year of investment operations.

Index Provider Disclaimers (p. 115)

Comment 38.	Please review this section for accuracy since the prospectus suggests that the Index Provider will be an affiliate of the Trust/Adviser since it shares the “Columbia” name.

Response:	Please see our response to Comment 8 above. The Index Provider (MSCI Inc.) is not affiliated with the Trust, the Funds or the Investment Manager.

Exhibit Index

Comment 39.	Please review the exhibit index for accuracy. For example, the prospectus and SAI suggest that there will be a fee waiver/expense limitation agreement and if accurate, this agreement should be filed as an exhibit to the registration statement.

Response:	We have reviewed the exhibit index and intend to include therein all required exhibits in a pre-effective amendment(s).

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.